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                                                       The Laclede Group, Inc.
                                                       File No. 1-16681

                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935



                             THE LACLEDE GROUP, INC.
                                (name of company)

         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Laclede Group, Inc., a Missouri corporation incorporated October 18, 2000, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of whom is organized under the laws of the State of Missouri:

           a. Laclede Gas Company, a public utility that was incorporated in 1857. Its service area includes the City of St. Louis, St. Louis County, the City of St. Charles and parts of St. Charles County, the town of Arnold, and parts of Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri.

           b. Laclede Pipeline Company, which operates a propane pipeline that connects Laclede Gas' propane storage facilities in St. Louis County, Missouri to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on the distribution system.

           c. Laclede Investment Corporation, which invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

           d. Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment, which engages in non-utility efforts to market natural gas and related activities.

           e. Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, which is a registered insurance agency in the State of Missouri, that promotes the sale of supplemental hospitalization, accident, supplemental Medicare and life insurance by Life Insurance Company of North America, Washington National Insurance Company, Fidelity Security Life Insurance Company and Union Fidelity Life Insurance Company.


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           f. Laclede Development Company, which participates in real estate developments, primarily through joint ventures.

           g. Laclede Venture Corp., a wholly owned subsidiary of Laclede Development, which offers services for the compression natural gas to third parties who desire to use or to sell compressed natural gas in vehicles.

           The business address of the Claimant and each of its subsidiaries, except Laclede Energy Resources, Inc., is:

              720 Olive Street
              St. Louis, MO 63101

           The business address of Laclede Energy Resources, Inc. is:

              68 N. Elam
              St. Louis, MO 63088

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Claimant's properties consist primarily of the utility properties of Laclede Gas. Laclede Gas' properties consist primarily of natural gas distribution systems and related facilities and local offices all in the State of Missouri. As of December 31, 2000 Laclede Gas had a natural gas storage field in Missouri designed to provide annual withdrawals of 5.5 million MMBTus of gas based on the inventory level that Laclede Gas plans to maintain; a contractual right to store approximately 23.1 Bcf of natural gas in Louisiana and a liquefied propane storage cavern that has a natural gas equivalent of 3 Bcf.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

         a. Number of kwh. of electric energy sold (at retail or wholesale), and mcf. of natural gas or manufactured gas distributed at retail.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        84,273,896 Mcf.




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         b.   Number of kwh. of electric energy and Mcf. of natural or
         manufactured gas distributed at retail outside the State in which each such company is organized.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        10,064,676

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        93,894,174 Mcf.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         b. Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or


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         other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         The reorganization by which The Laclede Group, Inc. became the holding company of Laclede Gas Company became effective after the close of business on September 30, 2001. Accordingly, the financial statements presented are based on the financial statements of Laclede Gas Company and its former subsidiaries for the calendar year ended December 31, 2000.

                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                      None.



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         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this first day of October, 2001.

                                                 The Laclede Group, Inc.



                                                 By: /s/ Douglas H. Yaeger
                                                    --------------------------
                                                     Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer
Corporate Seal
Attest:


/s/ Mary Caola Kullman
--------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Gerald T. McNeive, Jr.
                Senior Vice President Finance and General Counsel
                                720 Olive Street
                                    Room 1522
                               St. Louis, MO 63101



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
                                                                                                                          EXHIBIT A
                                                                                                                          ---------


                                            LACLEDE GAS COMPANY AND SUBSIDIARY COMPANIES
                                                 CONSOLIDATING STATEMENTS OF INCOME
                                                TWELVE MONTHS ENDED DECEMBER 31, 2000
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)

                                                                                                                        Laclede Gas
                                                             Laclede       Laclede        Laclede                       Company and
                                             Laclede        Pipeline     Development    Investment                       Subsidiary
                                           Gas Company       Company       Company        Company      Eliminations      Companies
                                          -------------   ------------   ------------  -------------   -------------   -------------
Operating Revenues:
  Utility operating revenues               $   707,718     $   2,589      $       -     $        -      $        -     $    710,307
  Non-utility operating revenues                 3,094             -          1,370         45,869            (841)          49,492
                                          -------------   ------------   ------------  -------------   -------------   -------------
    Total Operating Revenues                   710,812         2,589          1,370         45,869            (841)         759,799
                                          -------------   ------------   ------------  -------------   -------------   -------------
Operating Expenses:
  Utility operating expenses
   Natural and propane gas                     445,757         1,242              -              -               -          446,999
   Other operation expenses                     91,391            57              -              -               -           91,448
   Maintenance                                  18,412            53              -              -               -           18,465
   Depreciation and amortization                25,681           116              -              -               -           25,797
   Taxes, other than income taxes               49,715             8              -              -               -           49,723
                                          -------------   ------------   ------------  -------------   -------------   -------------
    Total utility operating expenses           630,956         1,476              -              -               -          632,432
   Non-utility operating expenses                3,041             -            336         45,682            (841)          48,218
                                          -------------   ------------   ------------  -------------   -------------   -------------
    Total Operating Expenses                   633,997         1,476            336         45,682            (841)         680,650
                                          -------------   ------------   ------------  -------------   -------------   -------------
Operating Income                                76,815         1,113          1,034            187               -           79,149
Other Income and Income Deductions - Net         3,628             -            269            159          (3,179)             877
                                          -------------   ------------   ------------  -------------   -------------   -------------
Income Before Interest and Income Taxes         80,443         1,113          1,303            346          (3,179)          80,026
                                          -------------   ------------   ------------  -------------   -------------   -------------
Interest Charges:
  Interest on long-term debt                    15,757             -              -              -               -           15,757
  Other interest charges                        10,287             -              -              -            (417)           9,870
                                          -------------   ------------   ------------  -------------   -------------   -------------
    Total Interest Charges                      26,044             -              -              -            (417)          25,627
                                          -------------   ------------   ------------  -------------   -------------   -------------
Income Before Income Taxes                      54,399         1,113          1,303            346          (2,762)          54,399
Income Taxes                                    19,498           421            529            138          (1,088)          19,498
                                          -------------   ------------   ------------  -------------   -------------   -------------
Net Income                                 $    34,901     $     692      $     774     $      208      $   (1,674)     $    34,901
                                          =============   ============   ============  =============   =============   =============


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

                                            LACLEDE GAS COMPANY AND SUBSIDIARY COMPANIES
                                            STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                                  12 MONTHS ENDED DECEMBER 31, 2000
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)


                                                                                                                       Laclede Gas
                                                           Laclede        Laclede        Laclede                       Company and
                                           Laclede         Pipeline     Development     Investment                      Subsidiary
                                         Gas Company       Company        Company        Company       Eliminations     Companies
                                        -------------   -------------  -------------  --------------  --------------  -------------
Balance at Beginning of Year             $   203,081     $     7,515    $     9,805    $    (6,489)    $   (10,831)    $   203,081
Add - Net Income, per statements              34,901             692            774            208          (1,674)         34,901
                                        -------------   -------------  -------------  --------------  --------------  -------------
                                 Total       237,982           8,207         10,579         (6,281)        (12,505)        237,982
                                        -------------   -------------  -------------  --------------  --------------  -------------

Deduct - Cash Dividends Declared:
    Preferred stock                               91               -              -              -               -              91
    Common stock                              25,297               -              -              -               -          25,297
                                        -------------   -------------  -------------  --------------  --------------  -------------
                                 Total        25,388               -              -              -               -          25,388
                                        -------------   -------------  -------------  --------------  --------------  -------------
Balance at End of Year                   $   212,594     $     8,207    $    10,579    $    (6,281)    $   (12,505)    $   212,594
                                        =============   =============  =============  ==============  ==============  =============












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
                                            LACLEDE GAS COMPANY AND SUBSIDIARY COMPANIES
                                                    CONSOLIDATING BALANCE SHEETS
                                                          DECEMBER 31, 2000
                                                             (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)

                                                                                                                       Laclede Gas
                                                             Laclede      Laclede      Laclede                        Company and
                                               Laclede       Pipeline   Development   Investment                       Subsidiary
                                             Gas Company     Company      Company      Company      Eliminations       Companies
                                           ---------------  ----------  -----------  ------------   -------------   ---------------

               ASSETS
Utility Plant                               $     925,004   $   5,385    $       -    $        -     $         -     $     930,389
  Less: Accumulated depreciation and
   amortization                                   373,560       2,296            -             -               -           375,856
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
  Net Utility Plant                               551,444       3,089            -             -               -           554,533
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
Other Property and Investments                     42,705           -        3,514           719         (19,026)           27,912
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
Current Assets:
  Cash and cash equivalents                         4,774         340          127         1,860               -             7,101
  Notes Receivable                                      -           -       13,698           532         (14,230)                -
  Accounts receivable - net                       228,386       5,884          306        11,196          (7,927)          237,845
  Materials, supplies, and merchandise              6,024          38            -             -               -             6,062
  Natural gas stored underground for
   current use                                     61,914           -            -            23               -            61,937
  Propane gas for current use                       9,717           -            -             -               -             9,717
  Prepayments and other                             4,161           -           16             1               -             4,178
  Unamortized purchased gas adjustments            11,318           -            -             -               -            11,318
  Delayed customer billings                         6,208           -            -             -               -             6,208
  Deferred income taxes                             4,531           -            -             -               -             4,531
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total Current Assets                          337,033       6,262       14,147        13,612         (22,157)          348,897
                                           ---------------  ----------  -----------  ------------   -------------   ---------------

Deferred Charges:
  Prepaid pension cost                            100,714           -            -             -               -           100,714
  Regulatory assets                                66,566           -            -             -               -            66,566
  Other                                             2,926           -           44             -               -             2,970
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total deferred charges                        170,206           -           44             -               -           170,250
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
Total Assets                                $   1,101,388   $   9,351    $  17,705    $   14,331     $   (41,183)    $   1,101,592
                                           ===============  ==========  ===========  ============   =============   ===============

      CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock                              $      20,744   $     300    $      22    $       10     $      (332)    $      20,744
  Paid-in capital                                  85,837           -        6,189             -          (6,189)           85,837
  Retained earnings                               212,595       8,207       10,579        (6,281)        (12,505)          212,595
  Treasury stock, at cost                         (24,017)          -            -             -               -           (24,017)
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total common stock equity                     295,159       8,507       16,790        (6,271)        (19,026)          295,159
  Redeemable preferred stock                        1,763           -            -             -               -             1,763
  Long-term debt (less sinking fund
   requirements)                                  234,394           -            -             -               -           234,394
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total Capitalization                          531,316       8,507       16,790        (6,271)        (19,026)          531,316
                                           ---------------  ----------  -----------  ------------   -------------   ---------------

Current Liabilities:
  Notes payable                                   204,273           -            -         8,757         (14,230)          198,800
  Accounts payable                                 96,774         830           18        11,276          (7,621)          101,277
  Current portion of preferred stock                   21           -            -             -               -                21
  Taxes accrued                                    32,366         (31 )        222           173               -            32,730
  Other                                            30,398           -            -           449            (306)           30,541
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total Current Liabilities                     363,832         799          240        20,655         (22,157)          363,369
                                           ---------------  ----------  -----------  ------------   -------------   ---------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                           126,046          45          622           (73)              -           126,640
  Unamortized investment tax credits                6,187           -            -             -               -             6,187
  Pension and postretirement benefit costs         22,868           -            -             -               -            22,868
  Regulatory liabilities                           31,922           -            -             -               -            31,922
  Other                                            19,217           -           53            20               -            19,290
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
    Total Deferred Credits and Other
     Liabilities                                  206,240          45          675           (53)              -           206,907
                                           ---------------  ----------  -----------  ------------   -------------   ---------------
Total Capitalization and Liabilities        $   1,101,388   $   9,351    $  17,705    $   14,331     $   (41,183)    $   1,101,592
                                           ===============  ==========  ===========  ============   =============   ===============